Neue Continental University Mexico baut innovative Bildungsbrücken von High-Tech-Unternehmen zu Hochschulen

Internationaler Automobilzulieferer kooperiert mit ausgewählten Universitäten in Cuautla, Guanajuato, San Luis Potosi, Nogales und Mexico City – als weiteren Baustein, Nachwuchs und Talente zu entwickeln und zu fördern.

Cuautla/Silao/Hannover, 24/25. Juli 2006. Die Continental AG hat die Continental University Mexico ins Leben gerufen. Die Gründung verfolgt das Ziel, für die über 4.800 Mitarbeiterinnen und Mitarbeiter Mexikos breitbandige und tiefgreifende Qualifizierungs- und Fördermöglichkeiten zu schaffen. Dabei kooperiert der internationale Automobilzulieferer mit fünf Universitäten des Landes. Den Start dieser intensiven Zusammenarbeit gab Continental-Personalvorstand Thomas Sattelberger in Cuautla und einen Tag später in Silao bekannt. „Unser Unternehmen steht für Erfolg durch Wachstum, Qualität und Innovation. Um diese Ziele zu sichern, übernehmen wir Verantwortung, gerade auch in Mexiko, einem unserer wichtigsten Standorte weltweit und tragen mit der Gründung der Continental University Mexico dem herausragenden Erfolg aller unserer Unternehmensbereiche in Mexiko Rechnung ", sagte Thomas Sattelberger. Das Ausbildungsangebot richtet sich an alle Continental-Mitarbeiter in Mexiko, die Bereitschaft zu Eigeninitiative und lebenslangem Lernen zeigen. Die Förderung unternehmensexterner Maßnahmen kann bis hin zur vollen Kostenübernahme nach erfolgreichem Absolvieren einer solchen durch das Unternehmen reichen.

Der international führende Automobilzulieferer ist mit den Gesellschaften Continental Automotive Mexicana S.A. de CV, Continental Tire de Mexico S.A. de CV und ContiTech Fluid Mexicana S.A. de CV an den Standorten Silao, Las Colinas, Cuautla, San Luis Potosí und México City vertreten. Gefertigt werden hier Radsensoren, Bremskraftverstärker, elektronische Bremssysteme, elektronische Komponenten für Antrieb und Fahrwerk, Komfort, Insassenschutz und Elektroantriebe, Pkw-Reifen und Kfz-Schläuche.

Die Continental University Mexico gliedert sich in fünf Campi an den Continental-Standorten San Luis Potosi, Guanajuato, Cuautla, Nogales und Mexico City. Dort können sich die Lernenden – je nach individuellem Profil – in drei aufeinander aufbauenden Leistungsstufen weiterbilden. Mit dem „Elementary Grade" wird aufgabenbezogenes Fach- und Basiswissen auf Einstiegsniveau erworben. Der „Specialization Grade" bildet Mitarbeiter zu hoch qualifizierten Experten weiter. Der „Promotional Grade" ist wichtiger Baustein zur Übernahme von Führungspositionen.

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Die Bandbreite des Studiums an der Continental University Mexico reicht vom Erwerb von Sprachkenntnissen bis hin zum High School-Abschluss, Diplome zum Beispiel in Betriebswirtschaftslehre oder Engineering, Master-Ausbildungen oder Zertifikaten in speziellen Management-Methoden wie Six Sigma.

„Exzellente Aus- und Weiterbildung sind ein Schlüsselfaktor für unternehmerischen Erfolg, gerade von High-Tech-Unternehmen. Mit der Gründung der Continental University Mexico verfolgen wir konsequent unsere Strategie, auf die Fähigkeiten und Motivation unserer Mitarbeiter zu bauen", erklärte Sattelberger. „Wir wollen das Potenzial unserer Mitarbeiter optimal fördern: für diese selbst, für das Unternehmen und für das Gemeinwohl Mexikos."

Continental baut in Deutschland, aber auch in anderen Regionen der Welt, seit langem auf Partnerschaften mit Universitäten. So sind europaweit im Rahmen der Ambassador-Initiative Hunderte Mitarbeiter Botschafter an Universitäten, um dort Fachthemen und Karrierechancen des Konzerns vorzustellen, aber auch Kooperationen mit der Praxis zu fördern.

Ein weiterer Baustein des Konzepts, Nachwuchs zu entwickeln und zu fördern, ist die Initiative „Global Engineering Excellence", für die Continental acht international renommierte Universitäten gewonnen hat. Im Rahmen dieses Projekts werden Perspektiven und gesellschaftliche Position von Ingenieuren, aber auch ihre Ausbildung und ihr Einfluss auf die Leistungsfähigkeit von Volkswirtschaften untersucht, um Rückschlüsse für die künftige Ausrichtung der Ausbildung zu ziehen.

„Als führender internationaler Automobilzulieferer wissen wir nur zu gut um die Relevanz technologischer Innovationen im Wettbewerb und um die Notwendigkeit exzellenten technischen Nachwuchses", sagt Sattelberger. „Auch die Continental University Mexiko sehen wir in diesem Kontext."

Der Continental-Konzern ist ein führender Anbieter für Bremssysteme, Fahrwerkkomponenten, Fahrzeugelektronik, Reifen und Technische Elastomere. Das Unternehmen erzielte im Jahr 2005 einen Umsatz von 13,8 Milliarden Euro und beschäftigt derzeit weltweit rund 85.000 Mitarbeiter.

Hannes Boekhoff
Leiter Presse
Continental AG
Vahrenwalder Straße 9, 30165 Hannover
Telefon: +49 511 938-1278, Fax: +49 511 938-1055
E-Mail: prkonzern@conti.de

Mediendatenbank im Internet: www.conti-online.com

Neue Continental University Mexico baut innovative Bildungsbrücken von High-Tech-Unternehmen zu Hochschulen

Internationaler Automobilzulieferer kooperiert mit ausgewählten Universitäten in Cuautla, Guanajuato, San Luis Potosi, Nogales und Mexico City – als weiteren Baustein, Nachwuchs und Talente zu entwickeln und zu fördern.

Cuautla/Silao/Hannover, 24/25. Juli 2006. Die Continental AG hat die Continental University Mexico ins Leben gerufen. Die Gründung verfolgt das Ziel, für die über 4.800 Mitarbeiterinnen und Mitarbeiter Mexikos breitbandige und tiefgreifende Qualifizierungs- und Fördermöglichkeiten zu schaffen. Dabei kooperiert der internationale Automobilzulieferer mit fünf Universitäten des Landes. Den Start dieser intensiven Zusammenarbeit gab Continental-Personalvorstand Thomas Sattelberger in Cuautla und einen Tag später in Silao bekannt. „Unser Unternehmen steht für Erfolg durch Wachstum, Qualität und Innovation. Um diese Ziele zu sichern, übernehmen wir Verantwortung, gerade auch in Mexiko, einem unserer wichtigsten Standorte weltweit und tragen mit der Gründung der Continental University Mexico dem herausragenden Erfolg aller unserer Unternehmensbereiche in Mexiko Rechnung “, sagte Thomas Sattelberger. Das Ausbildungs-angebot richtet sich an alle Continental-Mitarbeiter in Mexiko, die Bereitschaft zu Eigeninitiative und lebenslangem Lernen zeigen. Die Förderung unternehmensexterner Maßnahmen kann bis hin zur vollen Kostenübernahme nach erfolgreichem Absolvieren einer solchen durch das Unternehmen reichen.

Der international führende Automobilzulieferer ist mit den Gesellschaften Continental Automotive Mexicana S.A. de CV, Continental Tire de Mexico S.A. de CV und ContiTech Fluid Mexicana S.A. de CV an den Standorten Silao, Las Colinas, Cuautla, San Luis Potosí und México City vertreten. Gefertigt werden hier Radsensoren, Bremskraftverstärker, elektronische Bremssysteme, elektronische Komponenten für Antrieb und Fahrwerk, Komfort, Insassenschutz und Elektro-antriebe, Pkw-Reifen und Kfz-Schläuche.

Die Continental University Mexico gliedert sich in fünf Campi an den Continental-Standorten San Luis Potosi, Guanajuato, Cuautla, Nogales und Mexico City. Dort können sich die Lernenden – je nach individuellem Profil – in drei aufeinander aufbauenden Leistungsstufen weiterbilden. Mit dem „Elementary Grade“ wird aufgabenbezogenes Fach- und Basiswissen auf Einstiegsniveau erworben. Der „Specialization Grade“ bildet Mitarbeiter zu hoch qualifizierten Experten weiter. Der „Promotional Grade“ ist wichtiger Baustein zur Übernahme von Führungspositionen.

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Die Bandbreite des Studiums an der Continental University Mexico reicht vom Erwerb von Sprachkenntnissen bis hin zum High School-Abschluss, Diplome zum Beispiel in Betriebswirtschaftslehre oder Engineering, Master-Ausbildungen oder Zertifikaten in speziellen Management-Methoden wie Six Sigma.

„Exzellente Aus- und Weiterbildung sind ein Schlüsselfaktor für unternehmerischen Erfolg, gerade von High-Tech-Unternehmen. Mit der Gründung der Continental University Mexico verfolgen wir konsequent unsere Strategie, auf die Fähigkeiten und Motivation unserer Mitarbeiter zu bauen", erklärte Sattelberger. „Wir wollen das Potenzial unserer Mitarbeiter optimal fördern: für diese selbst, für das Unternehmen und für das Gemeinwohl Mexikos."

Continental baut in Deutschland, aber auch in anderen Regionen der Welt, seit langem auf Partnerschaften mit Universitäten. So sind europaweit im Rahmen der Ambassador-Initiative Hunderte Mitarbeiter Botschafter an Universitäten, um dort Fachthemen und Karrierechancen des Konzerns vorzustellen, aber auch Kooperationen mit der Praxis zu fördern.

Ein weiterer Baustein des Konzepts, Nachwuchs zu entwickeln und zu fördern, ist die Initiative „Global Engineering Excellence", für die Continental acht international renommierte Universitäten gewonnen hat. Im Rahmen dieses Projekts werden Perspektiven und gesellschaftliche Position von Ingenieuren, aber auch ihre Ausbildung und ihr Einfluss auf die Leistungsfähigkeit von Volkswirtschaften untersucht, um Rückschlüsse für die künftige Ausrichtung der Ausbildung zu ziehen.

„Als führender internationaler Automobilzulieferer wissen wir nur zu gut um die Relevanz technologischer Innovationen im Wettbewerb und um die Notwendigkeit exzellenten technischen Nachwuchses", sagt Sattelberger. „Auch die Continental University Mexiko sehen wir in diesem Kontext."

Der Continental-Konzern ist ein führender Anbieter für Bremssysteme, Fahrwerkkomponenten, Fahrzeugelektronik, Reifen und Technische Elastomere. Das Unternehmen erzielte im Jahr 2005 einen Umsatz von 13,8 Milliarden Euro und beschäftigt derzeit weltweit rund 85.000 Mitarbeiter.

Hannes Boekhoff
Leiter Presse
Continental AG
Vahrenwalder Straße 9, 30165 Hannover
Telefon: +49 511 938-1278, Fax: +49 511 938-1055
E-Mail: prkonzern@conti.de

Mediendatenbank im Internet: www.conti-online.com